Exhibit 99.1

Secoo Holding Limited Announces Changes in Board of Directors

BEIJING, Jan. 29, 2018 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced the appointment of Mr. Jeff Zhaoxian Lin as a member of the Board of Directors (the “Board”), with immediate effect. Ms. Cindy Jia Guo will step down from the Board with immediate effect after five years of dedicated service.

Mr. Jeff Zhaoxian Lin currently serves as chief strategy officer at Country Garden Group (SEHK stock code: 2007), one of the largest real estate developers in the world. Mr. Lin has more than twenty-one years of experience in investments and strategic consultancy. Prior to joining Country Garden Group in 2015, Mr. Lin held senior positions in various international consultancies and corporations, including director of greater China region at Boston Consulting Group, assistant brand manager at Procter & Gamble (USA and Taiwan), strategy principal at Booz Allen Hamilton, global partner and vice president of PRC region at Roland Berger Strategy Consultants, president of greater China region at OC&C Strategy Consultants, and president at Strategic Bang Group. Mr. Lin received a bachelor’s degree in law from National Taiwan University and an MBA from the University of Chicago.

“We are delighted to welcome Mr. Lin to our Board,” said Mr. Richard Li, Chairman and chief executive officer of Secoo. “Mr. Lin brings extensive experience in corporate strategy and investment to Secoo. We look forward to working with him and learning from his exceptional strategic expertise and vision. We would also like to thank Cindy for her leadership and support for Secoo since 2012.”

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 300,000 SKUs, covering over 3,000 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit ir.secoo.com

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 10 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 5730-6200
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Alan Wang
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com